Mail Stop 3561

July 12, 2007

Kenneth Barker, Chief Executive Officer
Naturally Advanced Technologies, Inc.
1307 Venables Street
Vancouver, British Columbia
Canada V5L 2G1

> **Re:** **Naturally Advanced Technologies, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2006**
> **Filed April 2, 2007**
> **Form 10-KSB/A for Fiscal Year Ended December 31, 2005**
> **Filed June 6, 2007**
> **Form 10-KSB/A for Fiscal Year Ended December 31, 2004**
> **Filed June 15, 2007**
> **Form 10-QSB for Fiscal Quarter Ended March 31, 2007**
> **Filed May 15, 2007**
> **Form 10-QSB/A for Fiscal Quarter Ended September 30, 2006**
> **Filed June 6, 2007**
> **Form 10-QSB/A for Fiscal Quarter Ended September 30, 2005**
> **Filed June 6, 2007**
> **Form 10-QSB/A for Fiscal Quarter Ended June 30, 2005**
> **Filed June 15, 2007**
> **Form 10-QSB/A for Fiscal Quarter Ended March 31, 2005**
> **Filed June 15, 2007**
> **Response Letter Dated June 6, 2007**
> **File No. 0-50367**

Dear Mr. Barker:

   We have reviewed your filings and response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

   1. With respect to the amendments you have filed for your Forms 10-Q for the periods ended March 31, 2005, June 30, 2005 and September 30, 2005, we note that you have included your certifications at the end of these reports, instead of as

exhibits to the periodic report. Please confirm that, in future filings, you will file your certifications as separate exhibits to your periodic reports.

2. Refer to your amendment no. 1 to your Form 10-K for the period ended December 31, 2005. In the discussion that appears under "Controls and Procedures" we note that in the last sentence you state that "there was no change in [y]our internal control over financial reporting during the year ended December 31, 2004…" We presume that you mean to refer to December 31, 2005. Please confirm our understanding.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Consolidated Statements of Operations, page 43

3. We note your presentation of separate line items for stock-based compensation on the face of your statements of operations. In future filings, please revise your presentation to present the expense related to share-based payment arrangements in the same lines as cash compensation paid to the same individuals. Refer to SAB Topic 14:F.

Consolidated Statement of Stockholders' Equity, page 45

4. We note from your disclosures in Note 4 at page 54 and Note 11 at page 58 that on August 21, 2006, you repurchased the 25% minority interest of Crailar Fiber Technologies Inc. ("Crailar"), originally sold to investors during the year ended December 31, 2005, in exchange for issuing 5,200,000 units consisting of one common share and one common stock purchase warrant exercisable at (a) $0.50 per warrant until September 15, 2006; and (b) $1.00 per warrant between September 16, 2006 and March 15, 2007. It appears you recorded the repurchase by (a) recording the issuance of common shares, (b) reversing the increase to additional paid in capital recorded in connection with the initial sale of the minority interest in Crailar during 2005 and (c) absorbing the $97,342 minority interest losses accumulated during the holding period by the minority interest shareholders. Please address the following:

   - Confirm our understanding of your accounting treatment of this transaction. Otherwise, please clarify. In your response, support the basis of your accounting treatment citing any applicable accounting literature. Specifically address why you have not applied the purchase method to account for this transaction in accordance with paragraph 14 of SFAS 141.

   - Explain the underlying business reason for your repurchase of the minority interest from the minority shareholders at a fair value amount equal to the amount received in the initial sale of the minority interest.

- Tell us whether your repurchase of the 25% minority interest was contemplated at the time of the original sale of this interest to the new investors, whether or not it was conditioned on a future event.

- Tell us how you determined the fair value of the $5,200,000 units issued to repurchase the Crailar shares from the minority shareholders.

- Tell us whether any agreements have been entered into with these investors to redeem the units for cash.

- Please provide us with the journal entries recorded upon the initial sale of the minority interest in Crailar and the journal entries recorded upon the repurchase.

* * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Regina Balderas at (202) 551-3722, or William Choi, Accounting Branch Chief, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Benson, Attorney-Advisor, at (202) 551-3335, or Mara Ransom, Legal Branch Chief, at (202) 551-3264 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Thomas J. Deutsch
        Via Fax: (604) 685-7084